National Vision, Inc.

296 Grayson Highway

Lawrenceville, GA 30045

July 11, 2005

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Mr. Michael Moran, Branch Chief

RE:          File No. 1-16635

Additional Comment Letter dated July 6, 2005

Dear Sirs:

Included below are our responses to the additional comments contained in your letter referenced above.  For ease of review, we have included your additional comments prior to each of our responses.

1.     SEC Comment: We have read the response to comment (1) of our letter dated June 10, 2005.  Based on the information you provided and the criteria for operating segments in paragraph 10 of FAS 131, it appears that you have four operating segments - (1) Retail vision centers operated in Wal-Mart stores located in the United States, (2) Retail vision centers operated in Fred Meyer stores in the United States, (3) Retail vision centers operated on U.S. military bases in the United States, and (4) Retail vision centers operated in freestanding locations in the United States - aggregated into one reportable segment - Retail vision centers located in the United States.  In future filings, please disclose that operating segments have been aggregated in accordance with paragraph 26 of FAS 131.a.  In addition, in future filings please provide the disclosure requirements in paragraphs 25-33 for each period for which an income statement is presented.

National Vision Response

We will include the requested disclosures in our future filings.

2.     SEC Comment: Please confirm that you will provide all of the disclosures required by Item 10(e) of Regulation S-K for your non-GAAP presentations of Adjusted EBITDA.  In this regard, identify each component in your reconciliation of your non-GAAP measure to net earnings (loss) including, but not limited to, discounts earned for early payment of trade invoices and amounts paid for bank fees netted with interest income.

National Vision Response

We will include the requested disclosures in our future filings, including listing individually each component in our reconciliation of net earnings (loss) to adjusted EBITDA.

3.     SEC Comment:  We have read the response to comments (8) and (9) of our letter dated June 10, 2005.  It is not apparent from the notes to the financial statements or MD&A that the intangible value of contractual rights under the master license agreement with Wal-Mart was determined with the knowledge that individual store leases would begin to expire in the fiscal year ended December 28, 2002, and that fact was comprehended in the determination of the recorded value of the intangible asset as you assert in your response.  Expand your disclosures in future filings to include the following:

•      Indicate how you measured the fair value of the master license agreement with Wal-Mart upon emergence from bankruptcy in 2001;

•      Discuss how you determined the amortization period and why you adopted the straight-line amortization period for the master license agreement;

•      Disclose how you test for impairment of the master license agreement intangible asset after it was recorded; and

•      Denote how you determined the remaining useful life of the intangible asset.

We note that much of the information we are requesting was included in your response to comment (9) of our letter dated June 10, 2005.  Include this information in future filings as well.  Please show us what your disclosure will look like revised.

National Vision Response

The disclosures discussed below will be included in our future filings on Form 10-K and similar conforming disclosures will be included in future filings on Form 10-Q.

Under the “Critical Accounting Policies and Estimates” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations we will include the following expanded disclosures:

Intangible Value of Contractual Rights.  Our most significant asset is the Intangible Value of Contractual Rights which represents the value, when we emerged from bankruptcy in May 2001, of our lease agreement with Wal-Mart and the business relationship therein created.  In connection with our emergence from bankruptcy, the Official Committee of Unsecured Creditors and we, each with the participation of our financial advisors, developed financial projections to assess the value of the reorganized company.  As a result of this process, the Intangible Value of Contractual Rights was recorded under “fresh start accounting” in the amount of $113.6 million representing the estimated discounted future cash flows from our vision center operations inside domestic Wal-Mart stores.  Such discounted cash flow estimates comprehended scheduled expirations of our leases in Wal-Mart as well as estimates of automatic lease extensions that occur upon conversion of Wal-Mart host stores to supercenter locations.  Such conversions were assumed to continue through 2010.

The Intangible Value of Contractual Rights is an amortizable intangible asset because it has a finite life.  However, the precise length of its life is not known principally because we cannot precisely predict supercenter conversions which continue to extend the contractual life of the asset.  Based on the May 2001 projections, our best estimate of the useful life of this asset was 15 years.  Due to the uncertainty involved in predicting the pattern of economic benefits to be realized from the Wal-Mart relationship, we amortize the asset using the straight-line method.

At January 1, 2005, the carrying value of this intangible asset has been reduced to $85.8 million as a result of its straight-line amortization through that date.  Since May 31, 2001, actual lease expirations and supercenter conversions have not differed significantly from the assumptions in the financial projections used to establish the recorded value of the Intangible Value of Contractual Rights at that date.  Nonetheless, the precise length of the asset’s life is still not known principally because we cannot precisely predict supercenter conversions.  Therefore, our best estimate of the remaining useful life of this asset is its remaining amortization period of 11 years and 5 months.

As anticipated in 2001, the business relationship that exists with Wal-Mart because of our master license agreement with them continues to have value by affording us additional growth opportunities such as:

•      Certain Oklahoma statutes have to date been broadly interpreted as preventing any optical chain from operating vision centers in space leased from retailers such as Wal-Mart.  If we prevail in our current legal action against the District Attorney for Oklahoma County, Oklahoma, we may be able to sublease a significant number of vision centers from Wal-Mart in Oklahoma.

•      In 2005, we began expanding our HMO locations into California Wal-Mart stores in which Wal-Mart operated its own vision center.

•      In 2004, Wal-Mart granted us two in-store locations to test a retail home medical concept.

Therefore, we are still unable to predict with any degree of certainty the pattern of economic benefits to be realized as a result of the Wal-Mart relationship.  Accordingly, we continue to amortize the asset using the straight-line method.

We continually review all aspects of our operations in and business relationship with Wal-Mart.  Future events and circumstances may indicate that modifications of the remaining useful life of and/or the method of amortizing this asset are warranted.

Impairment of Long-Lived Assets.  We assess impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable.  Factors which could trigger an impairment review include (1) actual or anticipated operating losses at vision center locations; (2) a significant underperformance of vision center operations relative to expected historical or projected future operating results; (3) termination of individual leases prior to the expiration of their contractual term; (4) significantly fewer supercenter conversions than anticipated in May 2001; (5) significant changes in the manner or use of our assets or the strategy for our overall retail optical business; (6) significant negative industry or economic trends; or (7) a permanent adverse change in cash flows generated by an operation.  If one or more of the above indicators of impairment exists, we determine if the carrying value of the respective long-lived assets may not be recoverable based on a projected undiscounted cash flow model.  If the projected undiscounted cash flows are not in excess of the book value of the related asset, we measure impairment based on a projected discounted cash flow model.

We continually monitor our business for events or changes in circumstances that would indicate that the carrying value of our long-lived assets may not be recoverable.  In addition, each year when the following year’s budgets are prepared, we review the historical and projected operating results of each of our retail locations in order to assess whether such operating results are indicative of potential impairment.  As a result of our annual review of individual store operating results, we recorded impairment charges of $336,000 and $550,000 in 2004 and 2003, respectively, to write down the value of long-lived assets at several stores to their fair market value.

Our tests for impairment of the Wal-Mart master license agreement involve developing new projections of the cash flows to be generated under the agreement and comparing this amount to the remaining carrying value of the Intangible Value of Contractual Rights.  We performed such a test in the third quarter of 2003 when the Company decided to close thirteen Wal-Mart vision centers prior to the expiration of their leases due to poor operating performance.  The test indicated that the sum of the undiscounted cash flows expected from our remaining Wal-Mart leases significantly exceeded the carrying value of the intangible asset.  Accordingly, no impairment loss was recorded.  Since the third quarter of 2003, we have not noted any other events or changes in circumstances pertaining to the Wal-Mart master license agreement that would warrant an impairment review.  However, in connection with our engagement of a financial advisor in mid 2004, we developed a new long-term projection model.  This financial model reconfirmed that the sum of the undiscounted cash flows expected from our remaining Wal-Mart leases significantly exceeded the carrying value of the intangible asset.

Significant management judgment is required regarding the existence of impairment indicators as discussed above. Future events could cause us to conclude that impairment indicators exist and that long-lived assets or intangible assets are impaired.  Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

In our financial statement note describing significant accounting policies, we will expand the caption “Intangible Value of Contractual Rights” (page F-9 of our 2004 Form 10-K) to read:

Intangible Value of Contractual Rights.  Our most significant asset is the Intangible Value of Contractual Rights which represents the value, when we emerged from bankruptcy in May 2001, of our lease agreement with Wal-Mart and the business relationship therein created (see Note 4).  The value ascribed was based upon estimated discounted cash flows and comprehended scheduled expirations of our leases in Wal-Mart as well as estimates of automatic lease extensions that occur upon conversion of Wal-Mart host stores to supercenter locations.  Based on those projections, our best estimate of the useful life of this asset was 15 years.  Due to the uncertainty involved in predicting the pattern of economic benefits realized from the Wal-Mart relationship we amortize this asset using the straight-line method.

Since May 31, 2001, actual lease expirations and supercenter conversions have not differed significantly from the assumptions in the financial projections used to establish the initial value of the Intangible Value of Contractual Rights at that date.  Nonetheless, the precise length of the asset’s life is still not known principally because we cannot precisely predict supercenter conversions.  Therefore, our best estimate of the remaining useful life of this asset is equal to the remaining amortization period of 11 years and 5 months.  We continually review our scheduled Wal-Mart lease expirations, projected supercenter conversions and related cash flows.  It is possible that at some time in the future, events and circumstances may indicate that a modification of the remaining useful life of and/or the method of amortizing this asset will be warranted.

During 2003 and 2002, we realized net income tax benefits of $159,000 and $712,000, respectively, generated prior to our emergence from bankruptcy.  These benefits were recorded as reductions in the value of the Intangible Value of Contractual Rights.

Amortization expense on the Intangible Value of Contractual Rights was $7.5 million in both 2004 and 2003, and $7.6 million in 2002.  Future amortization expense is currently scheduled to be $7.5 million per year for each of the five succeeding years.

In our financial statement note describing significant accounting policies, we will expand the caption “Impairment of Long-Lived Assets” (page F-9 of our 2004 Form 10-K) to read:

Impairment of Long-Lived Assets.  We assess impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable.  Factors which could trigger an impairment review include (1) actual or anticipated operating losses at vision center locations; (2) a significant underperformance of vision center operations relative to expected historical or projected future operating results; (3) termination of individual leases prior to the expiration of their contractual term; (4) significantly fewer supercenter conversions than anticipated in 2001; (5) significant changes in the manner or use of our assets or the strategy for our overall retail optical business; (6) significant negative industry or economic trends; or (7) a permanent adverse change in cash flows generated by an operation.  If one or more of the above indicators of impairment exists, we determine if the carrying value of the respective long-lived assets may not be recoverable based on a projected undiscounted cash flow model.  If the projected cash flows are not in excess of the book value of the related asset, we measure the impairment based on a projected discounted cash flow model.

We continually monitor our business for events or changes in circumstances that would indicate that the carrying value of our long-lived assets may not be recoverable.  In addition, each year when the following year’s budgets are prepared, we review the historical and projected operating results of each of our retail locations in order to assess whether such operating results are indicative of potential impairment.  As a result of our annual review of individual store operating results, we recorded impairment charges of $336,000 and $550,000 in 2004 and 2003, respectively, to write down the value of long-lived assets at several stores to their fair market value.

Our tests for impairment of the Wal-Mart master license agreement involve developing new projections of the cash flows to be generated under the agreement and comparing this amount to the remaining carrying value of the Intangible Value of Contractual Rights.  We performed such a test in the third quarter of 2003 when the Company decided to close thirteen Wal-Mart vision centers prior to the expiration of their leases due to poor operating performance.  The test indicated that the sum of the undiscounted cash flows expected from our remaining Wal-Mart leases significantly exceeded the carrying value of the intangible asset.  Accordingly, no impairment loss was recorded.  Since the third quarter of 2003, we have not noted any other events or changes in circumstances pertaining to the Wal-Mart master license agreement that would warrant an impairment review.

4.     SEC Comment: We note that anticipated supercenter conversion lease terms were included in the valuation of the company’s future cash flows in determining the amount of the initial fair value of the master lease agreement.  Please tell us if the supercenter conversions to date are consistent with the supercenter conversions assumed in the valuation of the intangible asset when the company emerged from bankruptcy in May 2001.

National Vision Response

Our expanded disclosures, as described in our response to the preceding question, address the fact that supercenter conversions have not differed significantly from the number of such conversions assumed in the initial valuation of the intangible asset.  Conversions to date have, in fact, slightly exceeded the original assumptions, as shown in the following table:

	Actual Supercenter Conversions		Supercenter Conversions Assumed in Valuation Model		Actual +/- Versus Model Assumptions
Year of Conversion	Number of Conversions	Average Extension of Lease Term	Number of Conversions	Average Extension of Lease Term	Number of Conversions	Average Extension of Lease Term

2001*	7	7 years, 10 months	10	8 years, 6 months	-3	-8 months
2002	14	9 years, 6 months	14	8 years, 6 months	0	+12 months
2003	18	9 years, 5 months	12	9 years, 6 months	+6	-1 month
2004	15	10 years, 5 months	11	9 years, 8 months	+4	+9 months
2005**	8	11 years, 0 months	11	10 years, 8 months	-3	+4 months

Total	62		58		+4
Average		9 years, 8 months		9 years, 4 months		+4 months

  *    After emergence from bankruptcy in May 2001.

**   Includes conversions that are expected to occur subsequent to the date of this letter, per information received from Wal-Mart.  In 2005 we also expect to receive a two-year extension on a lease that had previously been extended in 2003 due to a supercenter conversion.  The lease in this location will now be extended a second time due to an expansion of the supercenter.  This additional extension is not included in the table above.  Our valuation model did not anticipate additional lease extensions as a result of such expansions as such occurrences are infrequent.

As shown above, the number of leases that have been or will be extended as a result of supercenter conversions since May 2001 through the end of 2005 exceeds by four the number of leases projected to be so extended in May 2001, and the average extension of term for all 62 such leases exceeds by four months the average estimated extension we assumed in May 2001.  While the pattern has been somewhat better than expected, we believe that it has not yet significantly altered our original estimate of the useful life of the intangible asset.

We will be happy to provide additional information regarding any of these responses.

Sincerely,

/s/Paul A. Criscillis, Jr.
Paul A. Criscillis, Jr.
Senior Vice President and Chief Financial Officer

cc:           Jeffrey Snow, Chairman of the Audit Committee

David Herskovits, Audit Partner, Deloitte & Touche LLP